16004155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/4/16

Received SEC
MAR 14 2016
Washington, DC 20549

March 14, 2016

Act: 1934
Section:
Rule: 14a-8 (CODE)
Public Availability: 3-14-16

Gavin B. Grover
Morrison & Foerster LLP
ggrover@mofo.com

Re: RE/MAX Holdings, Inc.
Incoming letter dated January 4, 2016

Dear Mr. Grover:

This is in response to your letters dated January 4, 2016 and February 19, 2016 concerning the shareholder proposal submitted to RE/MAX by Heartland Initiative, Inc. We also have received letters on the proponent's behalf dated February 2, 2016 and February 24, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 14, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: RE/MAX Holdings, Inc.
Incoming letter dated January 4, 2016

The proposal requests that the board form an ad hoc committee to reassess and report on criteria, above and beyond legal compliance, for the company's practice of advertising and leasing properties in the Israeli settlements and any other locations in which substantial evidence exists that business practices support activities which contravene principled U.S. positions and commitments.

We are unable to concur in your view that RE/MAX may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that RE/MAX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that RE/MAX may exclude the proposal under rule 14a-8(i)(5). Based on the information presented, we are unable to conclude that the proposal is not "otherwise significantly related" to RE/MAX's business. Accordingly, we do not believe that RE/MAX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that RE/MAX may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that the proposal appears to focus on matters that the staff has previously decided are beyond the realm of ordinary business. Accordingly, we do not believe that RE/MAX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

Feb 24, 2016

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: RE/MAX Holdings, Inc.
Shareholder Proposal of Heartland Initiative, Inc.
Proponent's supplemental reply

Ladies and Gentlemen:

I have been asked by the Proponent, The Heartland Initiative, to respond to the supplemental letter of RE/MAX dated February 19, 2016 sent to the Securities and Exchange Commission by Gavin B. Grover of Morrison & Foerster LLP. A copy of this letter is being emailed concurrently to Gavin B. Grover.

1. The term "principled US positions and commitments" is clear enough in the Proposal that the proposal is not excludable under Rule 14a-8(i)(3).

We stand by our conclusion that the phrase in question "principled US positions and commitments" is clear within the four corners of the proposal, and that neither the Company nor the shareholders voting on the proposal would be unclear about the meaning of the term in the context of the proposal. The Proposal is not reliant on external standards as in *Chevron Corp.* (Mar. 15, 2013). It does not refer to external websites or government or private standards for instance, but rather relies on the common sense of the Company and shareholders, common sense understanding, and the context in which the phrase is used in the proposal, to understand the meaning of "principled US positions and commitments."

The Company argues that issues of news coverage are irrelevant or "external" to shareholder reading of the Proposal. It is irrational to think that news coverage is irrelevant to the understanding of shareholders. Information in common knowledge and circulation is certainly relevant to assessing whether shareholders can understand the meaning of the proposal. Here, the meaning of the proposal is clear.

2. **The Proposal addresses an issue of widespread public debate and interest, and therefore a significant policy issue that transcends ordinary business.**

The Company in its latest letter denies that doing business in the occupied territories represents a significant policy issue. We documented the significant policy issue at length in our prior letter. Public attention and debate continues. For instance, within the last month there have been numerous opeds on this issue in the New York Times and

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

Washington Post.[1]

A focus of a proposal on a specific location is not a basis for concluding that there is no significant policy issue that transcends ordinary business exclusion. See, for instance, *Exxon Mobil* (March 23, 2000) on the environmental and human rights implications of the Chad Cameroon pipeline and *Dow Chemical* (March 2, 2006) seeking a report describing new initiatives instituted by management to address the specific health, environmental and social concerns of the Bhopal India survivors. Even though the *General Electric* proposal referenced general criteria for doing business in high risk regions, proposals addressing specific regions or locales have long been upheld as addressing significant policy issues.

3. The level of public scrutiny to which the RE/MAX company is exposed makes the proposal "otherwise related" for purposes of Rule 14a-8(i)(5).

The Company makes the remarkable assertion that the Proponent's assertion that the Proposal's transactions are significantly related to the Company's business is not based in evidence; it is "merely the Proponent's view." Attached we provide additional evidence showing the level of public scrutiny and media coverage of the company.

Motorola (Feb. 21, 1995) is not analytically similar to the present proposal, because there was little evidence at the time of the impact of the issue on Motorola. In this instance, RE/MAX is a target of substantial negative publicity including a high-profile report (excerpts included in our prior letter) and, protests at its facilities and a publicly declared boycott. Thus, the two factual scenarios of Motorola and the present case are not analytically similar for purposes of Rule 14a-8(i)(5). The high-profile nature of the RE/MAX issue, and its effect on the Company's reputation clearly makes this proposal "otherwise related."

The Proposal is not excludable based on the company's arguments. We urge the Staff to inform the company that the Proposal must appear on the 2016 proxy statement. Please contact me at 413 549-7333 if I can provide any further information.

Sincerely,

Sanford Lewis

cc:
Gavin B .Grover
Samuel Jones

---

[1] http://www.nytimes.com/2016/01/23/opinion/the-fading-two-state-solution.html
http://www.nytimes.com/2016/01/26/opinion/when-made-in-israel-is-a-human-rights-abuse.html
http://www.nytimes.com/2016/01/29/opinion/israels-image-issue.html
http://www.nytimes.com/2016/02/01/opinion/dont-shoot-the-messenger-israel.html
http://www.nytimes.com/2016/02/10/opinion/the-many-mideast-solutions.html

Pages 6 through 15 redacted for the following reasons:
- -
COPYRIGHTED MATERIAL OMITTED

MORRISON | FOERSTER

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MORRISON & FOERSTER LLP

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Writer's Direct Contact
+1 (415) 268.7113
GGrover@mofo.com

February 19, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: RE/MAX Holdings, Inc.
Shareholder Proposal of Heartland Initiative, Inc.

Ladies and Gentlemen:

This letter concerns the request, dated January 4, 2016 (the "***Initial Request Letter***"), that we submitted on behalf of our client RE/MAX Holdings, Inc., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff of the Division of Corporation Finance (the ***"Staff"***) of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Heartland Initiative, Inc. (the ***"Proponent"***) on November 21, 2015, from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the ***"2016 Proxy Materials"***). The Proponent's representative submitted a letter to the Staff, dated February 2, 2016 (the "***Proponent Letter***"), expressing the view that the Proposal and Supporting Statement may not be excluded from the 2016 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the views expressed in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent a copy of this correspondence to the Proponent.

I. EXCLUSION OF THE PROPOSAL

A. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3) Because, as the Proponent Letter Confirms, a Key Term is Subject to Multiple Interpretations and that, as a Result, the Proposal is Materially False and Misleading

As discussed in the Initial Request Letter, the Staff has consistently found that a proposal is inherently vague and indefinite and, therefore, may be omitted from a company's proxy materials if the proposal fails to adequately define key terms or provide sufficient guidance regarding the manner in which the proposal should be implemented. Further, the Staff has consistently concurred that specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement.

The Initial Request Letter expressed the view that the Proposal may be properly excluded under Rule 14a-8(i)(3) because the term "principled US positions and commitments" is key to the Proposal but is unclear because the Proposal does not explain its meaning. The Proponent Letter asserts the following – "The meaning of that phrase is clear enough from the whereas clauses of the proposal which state that 'the international community, including the United States, maintains that the transfer of part of an occupying power's population into occupied territories and measures effecting their settlement in those territories are absolutely prohibited under international law… and maintains that occupying powers, including the State of Israel, do not possess the sovereign powers to create, modify or destroy property rights in territories they have occupied in the course of an international armed conflict.'" Further, the Proponent Letter states that "[g]iven the very clear context and discussion of the issues in the settlements, and the clarity of the principled positions stated in the proposal, it is clear that the proposal would apply in other analogous contexts, i.e., where the US has an articulated policy position regarding activities in that area." These statements demonstrate the vagueness of the referenced term; the breadth of the potential meaning and application of the second quoted sentence, in particular, fails to clarify which of the company's specific business decisions could be impacted by the Proposal and the manner in which those decisions would be impacted by the Proposal. As discussed in the Initial Request Letter, neither shareholders voting on the proposal nor the company in implementing the proposal would have any reasonable certainty regarding the actions sought by the Proposal.

In addition, the Staff has consistently concurred with exclusion of shareholder proposals pursuant to Rule 14a-8(i)(3) that, like the Proponent Letter's interpretation of the Proposal, seek to impose a standard by reference to a particular set of external guidelines without a sufficient description of the substance of those guidelines in either the proposal or supporting statement. For example, in *Chevron Corp.* (Mar. 15, 2013), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) because the proposal referred to, but did not explain, the New York Stock Exchange listing standards for determining whether a director qualified as an independent director. Because an understanding of the New York Stock Exchange listing standards' definition of "independent director" was necessary to determine with any reasonable certainty exactly what actions or measures the proposal required, the Staff explained, "[i]n our view, this definition is a central aspect of the proposal." Thus, the Staff concurred in exclusion of the proposal "because the proposal does not provide information about what the New York Stock Exchange's definition of 'independent director' means."

In Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("***SLB 14G***"), the Staff explained its approach to assessing whether a proposal that contains a reference to an external standard is vague and misleading, addressing specifically the context where a proposal contains a reference to a website:

> In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.
>
> If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite.

The Proposal is unclear as to the meaning of the term "principled US positions and commitments." The Proponent Letter attempts to clarify that "[f]urther information regarding principled positions of the United States toward settlements is readily available in news coverage of the issue, such that neither the Company nor shareholders would have difficulty determining the meaning of the 'principled US positions and commitments.'" The Proponent Letter's reference to "news coverage" being able to define "principled US positions and commitments" demonstrates two failings of the Proposal and Supporting Statement – (1) as discussed above, the term is so vague as to require external explanation, and (2) the Proposal and Supporting Statement is to be understood by reference to external materials which are neither explained nor referenced in the Proposal or Supporting Statement.

Accordingly, as discussed in the Initial Request Letter, neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal, would be able to understand with any reasonable certainty exactly what the Proposal requires. As such, the Company continues to be of the view that the Proposal is materially vague and misleading and, as such, the Company may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3).

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as the Proponent has not Demonstrated that the Company's Choices Regarding the Location of its Franchisees' Operations is a Significant Social Policy Issue

As discussed in the Initial Request Letter, the Proposal may be properly excluded in reliance on Rule 14a-8(i)(7) because the action sought by the Proposal deals with the Company's choices regarding the location of its franchisees' operations. In this regard, the Proposal and Supporting Statement focus specifically on the Company's operations in a particular geographic region. The Supporting Statement makes numerous references to that geographic region as well. As addressed in the Initial Request Letter, the Proposal and Supporting Statement's emphasis on a particular region results in the Proposal relating to the Company's ordinary business operations.

The Staff consistently has concurred in the view that decisions regarding the location of company facilities implicate a company's ordinary business operations. For example, the proposal in *Sempra Energy* (Jan. 12, 2012, *recon. denied* Jan. 23, 2012) asked the company's board to review and report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices." The company argued that the proposal could be excluded under Rule 14a-8(i)(7), and the Staff agreed, noting that "although the proposal requests the board to conduct an independent oversight review of . . . management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters." Likewise, in *Hershey Co.* (Feb. 2, 2009), the proponent was concerned that the company's decision to locate manufacturing facilities in Mexico instead of in the United States and Canada could harm the company's reputation and was "un-American." Based on a long line of precedent, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it implicated the company's ordinary business decisions by addressing decisions relating to the location of the company's operations.

This Proposal may be distinguished from a proposal that involves a company's operations generally, as opposed to the location of a company's operations. For example, the proposal in *General Electric Co.* (Jan. 21, 2016) requested that the board review the company's guidelines for selecting countries/regions for its operations and issue a report.

The proposal further provided that the report should identify the company's criteria for investing in, operating in and withdrawing from high-risk regions. The Staff was unable to concur in the company's view that it may exclude the proposal under rule 14a-8(i)(7), noting that the "proposal focuses on the significant policy issue of human rights." This proposal related to countries and regions generally and the *criteria* for selecting locations, as opposed to the Proposal, which is focused on specific locations, namely, "occupied territories." While the proposal in *General Electric* did not relate to specific operations, but rather a broad risk assessment, the Proposal and Supporting Statement relate solely to the Company's operations in a specific region.

In addition, the Proponent Letter's assertion that "the subject matter of evaluating policies related to doing business in the occupied territories has long been recognized by the Staff as a significant policy issue" is not supported by precedent. While the Proponent Letter states that Staff Legal Bulletin No. 14H (Oct. 22, 2015) ("***SLB 14H***") has made it clear "that when the subject matter of a proposal addresses a significant social policy issue with a nexus to the company, the proposal will not be found to be excludable as relating to ordinary business, even if it addresses 'nitty-gritty' aspects of the business," the Proponent Letter fails to demonstrate that the subject matter of the Proposal—a company's lawful, day-to-day business decisions regarding the specific location of its franchisees' operations—is a significant social policy issue. SLB 14H makes clear that the subject matter of the proposal is the key to the analysis articulated therein and the Proponent Letter does not demonstrate that key point. In SLB 14H, the Staff also noted that it "intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the Division's prior application of the exclusion . . . when considering no-action requests that raise Rule 14a-8(i)(7) as a basis for exclusion." The Staff's recent response to *Citigroup Inc.* (Feb. 11, 2016), in which it concurred in the omission of a proposal under Rule 14a-8(i)(7) because "the proposal relates to the company's products and services," demonstrates the Staff's continuation of its long-term application of Rule 14a-8(i)(7). Consistent with SLB 14H and the Staff's prior application of the Rule 14a-8(i)(7) exclusion in *Sempra Energy* and *Hershey Co.*, the Company continues to be of the view that the Proposal relates to ordinary business operations and, as such, the Company may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(7). Further, the Initial Request letter sets forth the Company's view that the Proposal may be excluded in reliance on Rule 14a-8(i)(7), as it relates to the Company's advertising decisions and legal compliance. The Company continues to be of this view.

C. The Proposal May be Omitted in Reliance on Rule 14a-8(i)(5), as it is in Respect of Transactions that Comprise Less than 5% of the Company's Total Revenues

As discussed in the Initial Request Letter, the Proposal may be properly excluded in reliance on Rule 14a-8(i)(5) because it is in respect of transactions that comprise less than 5% of the Company's total revenues.

As noted in the Initial Request Letter, the Staff has concurred with the exclusion of proposals in analogous circumstances. In *Motorola Inc.* (Feb. 21, 1995), the proponent requested that the board establish a policy prohibiting the sale of products of provision of services to any settlement, including people residing in those settlements, located in the Palestinian occupied territories in Israel. In its concurring reply, the Staff stated, ". . . the staff notes your representation that the amounts of revenue, earnings and assets attributable to the operations of the Company in the Occupied Territories, relate to operations which account for less than five percent tests under 14a-8[(i)(5)] and the policy issue raised by the proposal, Israeli settlements in Occupied Territories, is not otherwise significantly related to the Company's business."

The Proponent Letter asserts that the proponent in Motorola did not present any evidence of a significant relationship of the transactions described in that proposal to the company's business. However, the Proponent's assertion that the Proposal's transactions are significantly related to the Company's business is not based in evidence; it is merely the Proponent's view. Given that the *Motorola* proposal and arguments were based on facts analytically similar to the Proposal at issue, the Staff's concurrence in the exclusion of the Proposal pursuant to Rule 14a-8(i)(5) is warranted by the *Motorola* concurrence. If the Staff were to conclude that the Proposal were not excludable pursuant to Rule 14a-8(i)(5), it is unclear which circumstances, if any, would warrant such exclusion under Rule 14a-8.

II. CONCLUSION

Based on the discussion above and the discussion in the Initial Request Letter, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2016 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (415) 268-7113.

Sincerely,

Gavin B. Grover

Gavin B. Grover
Morrison & Foerster LLP

Attachments

cc: Adam L. Scoville, RE/MAX Holdings, Inc.
Mark Rohr, RE/MAX Holdings, Inc.
Mr. Samuel B. Jones

SANFORD J. LEWIS, ATTORNEY

February 2, 2016

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Via shareholderproposals@sec.gov

Re: RE/MAX Holdings, Inc. Shareholder Proposal of Heartland Initiative, Inc.

Ladies and Gentlemen:

The Heartland Initiative Inc. (the "Proponent") is a beneficial owner of common stock of RE/MAX (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 4, 2016 sent to the Securities and Exchange Commission by Gavin B. Grover of Morrison & Foerster LLP. In that letter, the Company contends that the Proposal may be excluded from the Company's 2016 proxy statement by virtue of Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(5).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2016 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Gavin B. Grover of Morrison & Foerster LLP.

PROPOSAL

The Proposal describes, in its whereas clauses, the Company's business activities in Israeli settlements in the territories occupied by Israel since 1967, and describes how those activities are occurring in settlements that US authorities have indicated are illegitimate.

The Proposal requests in its resolved clause that:

> the Board form an ad hoc committee to reassess and report to shareholders on criteria, above and beyond legal compliance, for the Company's practice of advertising and leasing properties in the Israeli settlements and any other locations in which substantial evidence exists that business practices support activities which contravene principled US positions and commitments.

In its supporting statement the Proposal notes:

> While the Company may not itself be violating any statutory or international laws in doing business in the territories, we imagine that as

> a matter of social responsibility and reputation protection as well as respect for human rights, RE/MAX would not wish to maintain a standard of corporate practice that clearly falls short of the principled positions and commitments of the United States.

The full text of the Proposal is included in Appendix A.

SUMMARY

The Company's letter asserts that the Proposal is excludable based on Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; however, the Proposal relates to a significant policy issue -- the issue of the settlements in the occupied territories of the West Bank -- and the Company has a nexus to the issue. The Company's activities in the occupied territories have become a high-profile focus of human rights campaigners, including the international organization Human Rights Watch. Therefore, the subject matter transcends ordinary business and the Proposal is not excludable on that basis.

Secondly, the Company asserts that the proposal is excludable under Rule 14a-8(i)(3), as materially false and misleading. The only issue raised is the definition of "principled US positions and commitments." However, the meaning of that phrase is clear enough from the whereas clauses of the proposal which state that "the international community, including the United States, maintains that the transfer of part of an occupying power's population into occupied territories and measures effecting their settlement in those territories are absolutely prohibited under international law... and maintains that occupying powers, including the State of Israel, do not possess the sovereign powers to create, modify or destroy property rights in territories they have occupied in the course of an international armed conflict." Further information regarding principled positions of the United States toward settlements is readily available in news coverage of the issue, such that neither the Company nor shareholders would have difficulty determining the meaning of the "principled US positions and commitments." The fact that the proposal allows the company discretion to identify other instances where its activities may contravene "principled US positions and commitments" is not vague, because it is very clear reading the proposal in its entirety what type of such activities are a central concern.

Finally, the Company asserts that the proposal is excludable under Rule 14a-8(i)(5), as the Proposal relates to transactions that comprise less than 5% of the Company's total revenues; however, in this instance the proposal is "otherwise related" to the company's business because of the substantial reputational risk as the Company has become a leading target of human rights protests, a report by Human Rights Watch, and even a new boycott declared toward the company due to its business in the occupied territories.

ANALYSIS

1. ***The Proposal is not excludable under Rule 14a-8(i)(7), because the subject matter of evaluating policies related to doing business in the***

occupied territories has long been recognized by the Staff as a significant policy issue, and there is a clear nexus to the company.

A. The subject matter of the proposal relates to a significant policy issue.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." However, the Staff has made it clear repeatedly, most recently in Staff Legal Bulletin 14H that when the subject matter of a proposal addresses a significant social policy issue with a nexus to the company, the proposal will not be found to be excludable as relating to ordinary business, even if it addresses "nitty-gritty" aspects of the business.

There are numerous examples from recent news media and NGO publications demonstrating that the subject matter of the Proposal—business in the occupied territories—is part of a very significant public controversy and debate. For instance, in his op-ed, "*When 'Made In Israel' Is a Human Rights Abuse*", New York Times, Jan. 26, 2016[1], Eyal Press describes Israel's occupation as having "grown into a lucrative business, exploited by companies as part of a system that is unlawful and abusive." The op-ed notes that legislation heading for President Obama's desk, the Customs Bill, that has been approved by the House and is expected to soon pass the Senate, will require American officials to treat the settlements as part of Israel in future trade negotiations. Under the guise of an antiboycott provision, the Customs Bill extends similar protections to "Israeli- controlled territories" — meaning settlements. According to the op-ed this development will be a major victory for the Israeli right, albeit one that it may come to regret. The more the line between Israel and the occupied territories is blurred, the more likely the rest of the world will be to question the legitimacy of not just the settlements but Israel itself as a pariah state. The article notes that President Obama is opposed to the provisions conflating settlements and Israel, and that when the Customs Bill reaches his desk, Mr. Obama may take the rare step of issuing a signing statement objecting to its pro-settlement language.

Further evidencing the controversy, in Haaretz.com, Barak Ravid, *"Kerry Tells Netanyahu: U.S. Will Not Recognize Settlement Blocs in Return for West Bank Gestures"* November 25, 2015[2], Mark Toner, Deputy Spokesman for the US Department of State, was quoted as saying in 2015 that "[e]very U.S. administration since 1967...has opposed Israeli settlement activity. [The Obama] administration has been no different and will be no different."

Similarly, Jodi Rudoren And Jeremy Ashkenas, **"Netanyahu and the Settlements,"** New York Times, March 12, 2015,[3] notes:

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[1] http://www.nytimes.com/2016/01/26/opinion/when-made-in-israel-is-a-human-rights-abuse.html
[2] http://www.haaretz.com/israel-news/.premium-1.688185
[3] http://www.nytimes.com/interactive/2015/03/12/world/middleeast/netanyahu-west-bank-settlements-israel-election.html

> "Steady growth of settlements across the occupied West Bank and East Jerusalem, which most world leaders consider violations of international law, complicates both the creation of a viable Palestine and the challenge of someday uprooting Israelis, who are now raising a second and third generation in contested areas."
>
> "As Mr. Netanyahu seeks a fourth term, his record on settlements is a central element of his troubled relationship with Washington… Construction in the West Bank is also at the heart of mounting European criticism of Israel."
>
> "Mr. Netanyahu is also a focus of international ire because of the cumulative effect of decades of settlement growth."
>
> "'The reality of all those years of construction, to which Netanyahu is now adding his significant share, has created a sense of urgency and of panic,' said Aaron David Miller, who advised six American secretaries of state on the Middle East."
>
> "[T]he American who led the latest round of failed Israeli-Palestinian negotiations, Martin S. Indyk, has said that Mr. Netanyahu's 'rampant settlement activity' had a 'dramatically damaging impact.' The Palestinians plan to file a case in the International Criminal Court in April contending that settlements are a continuing war crime."

The following was noted in Time.com, Karl Vick, "*Why Human Rights Watch Is Urging Companies to Pull Out of Israeli Settlements,*" Jan. 19, 2016:

> "'We're doing it different,' says Sari Bashi, a HRW researcher in Jerusalem [regarding activists' pressures on the State of Israel for occupation of Palestinian territory]. 'We're taking a legal norm—corporate social responsibility.' The U.N. Guiding Principles on Business and Human Rights calls on firms to identify and mitigate any adverse human rights impacts their operations may cause, 'and in the case of the settlements, they can't mitigate,' she says. 'The only things companies can do to maintain their human rights responsibilities is to pull out.'"[4]
>
> "This more surgical approach—targeting not all of Israel, but only the specific elements it uses to encroach on Palestinian territory—has been embraced by some Jewish Israeli activists (who list companies active in settlements at the data-rich site whoprofits.org), as well as by a small but growing number of Western organizations. Norway's immensely wealthy pension fund, for instance, bars investments in companies supporting Israel's settlement project. And on Jan. 12 the United Methodist Church excluded investments in five Israeli banks because they support Jewish settlements on Palestinian land. Airbnb came under fire for listing rentals in settlements as if they were inside Israel—an ideological

[4] http://time.com/4183059/why-human-rights-watch-is-urging-companies-to-pull-out-of-israeli-settlements/

position, rather than a geographic one, in the eyes of activists. In November, the E.U. prohibited settlement goods and produce from being labeled 'Made in Israel,' as much of it is."

A report by Human Rights Watch issued January 19, 2016, entitled "*Occupation, Inc.: How Settlement Businesses Contribute to Israel's Violations of Palestinian Rights*,"[5] contains an extended discussion of RE/MAX (excerpted as Appendix B) including documentation of company correspondence with an activist pressure group on this topic. The organization, Code Pink, has launched a boycott of the company. The report noted the following in relation to the public controversy and debate over Israeli occupation of Palestinian territory:

"Almost immediately after Israel's military occupation of the West Bank in June 1967, the Israeli government began establishing settlements in the occupied Palestinian territories. From the outset, private businesses have been involved in Israel's settlement policies, benefiting from and contributing to them."

"Israeli settlements in the West Bank violate the laws of occupation."

"Israel's confiscation of land, water, and other natural resources for the benefit of settlements and residents of Israel also violate the Hague Regulations of 1907, which prohibit an occupying power from expropriating the resources of occupied territory for its own benefit."

"Based on the findings of this report, it is Human Rights Watch's view that any adequate due diligence would show that business activities taking place in or in contract with Israeli settlements or settlement businesses contribute to rights abuses, and that businesses cannot mitigate or avoid contributing to these abuses so long as they engage in such activities. In Human Rights Watch's view, the context of human rights abuse to which settlement business activity contributes is so pervasive and severe that businesses should cease carrying out activities inside or for the benefit of settlements, such as building housing units or infrastructure, or providing waste removal and landfill services. They should also stop financing, administering, trading with or otherwise supporting settlements or settlement-related activities and infrastructure."

The public controversy and debate is further exemplified in Tia Goldenberg, ***"Palestinians lambast Airbnb's West Bank settlement listings,"*** Washington Post, Jan. 20, 2016[6], which focuses on Airbnb's business involvement in Israeli settlements. It notes the following:

"Airbnb is coming under Palestinian criticism for such listings [i.e., listings in West Bank settlements], which some find misleading for failing to mention the property is on

[5] https://www.hrw.org/node/285045/
[6] https://www.washingtonpost.com/national/palestinians-lambast-airbnbs-west-bank-settlement-listings/2016/01/20/ace9f6d6-bf40-11e5-98c8-7fab78677d51_story.html

> occupied land claimed by the Palestinians. Such criticism puts Airbnb in the crosshairs of an increasingly aggressive global boycott movement and has injected a dose of Mideast politics into the sharing economy."
>
> "The Palestinians and much of the international community have grown impatient with Israel's settlement policies, saying the construction runs counter to the goal of establishing a Palestinian state alongside Israel."
>
> "On Monday, the European Union, Israel's largest trading partner, said that all its agreements with Israel must "unequivocally and explicitly" show that they cannot apply to occupied territories. The move followed a November decision to label Israeli products made in the West Bank."
>
> "Also alarming to Israel has been an international movement calling for boycotts against settlement products or any company doing business in the West Bank. The so-called BDS movement claims responsibility for pressuring some large companies to stop or alter operations in Israel or the West Bank, including carbonated drink maker SodaStream, French construction company Veolia and international mobile phone giant Orange."

Because we have demonstrated that the subject matter of the proposal addresses a significant policy issue, as well as a nexus to the Company (documented further below), the remainder of the Company's arguments regarding exclusion of the proposal as relating to ordinary business bears no relevance to exclusion. The four corners of the proposal squarely address the significant policy issue and do not stray beyond into matters of ordinary business outside of the subject matter. Therefore, the company's arguments on choices regarding the location of its operations, advertising and legal compliance have no effective bearing on the issue of exclusion. Nevertheless, we will below, walk through each of the company's ordinary business arguments.

First, the Company asserts that the proposal relates to choice of location. However, staff precedents show that a proposal can request the adoption of policies relating to business locations if the subject matter squarely addresses a significant policy issue. In *Chevron (*March 21, 2008) the Staff found not excludable under Rule 14a-8(i)(7) a proposal asking the Chevron Board to review and develop guidelines for country selection and report these guidelines to shareholders and employees by October 2008. The proposal specifically called for the company guidelines to address issues where: the government has engaged in ongoing and systematic violation of human rights; the government is illegitimate; there is a call for economic sanctions by human rights and democracy advocates and/or legitimate leaders of that country; and Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity, and consumer boycotts. As such, this addressed a very similar context to the current proposal where the company has also been exposed to negative brand publicity, public campaigns and a recently launched consumer boycott.

In contrast, where location guidelines were sought by a proposal but the underlying subject matter did not address a significant policy issue, a proposal relating to location was excludable. In *Sempra Energy* (Jan. 12, 2012), the Staff permitted exclusion of a proposal requesting that the board conduct an annual independent oversight review of the company's management of political, legal and financial risks posed by its operations in "any country that may pose an elevated risk of corrupt practices." Notably, the issue of prevalent corrupt practices in host countries had not yet been deemed a significant policy issue by the Staff, despite advocacy by proponents for Staff to do so.

The company also asserts that its relationship to its franchisees is a matter of ordinary business, fundamental determinations to be made in running the Company and properly reserved for the management of the Company. While this may be a nitty-gritty issue for the Company, because the Proposal's focus is confined to the issue of businesses in the occupied territories, it only asks about franchising policies in those areas where it relates to the significant policy issue. Indeed, the Company acknowledged in correspondence with a nongovernmental organization that it is aware that these issues are controversial and indeed that it is considering how to respond to concerns about franchising in the occupied territories. See Appendix B.

Nor is the proposal excludable because it relates to "advertisement or listing in the United States of properties for sale or lease in Israeli settlements." The process of advertisement is part of the "nitty-gritty" business dealings of the Company, but also a core mechanism by which the Company's activities implicate the significant policy issue.

Finally, the Proposal does not concern legal compliance by the Company. Although the whereas clauses mention legal issues, these are not stated as assertions regarding the company's compliance practices, but rather concerns regarding the legality of practices of the state of Israel. The specific language of the proposal asks for a report to develop "criteria, above and beyond legal compliance, for the Company's practice of advertising and leasing properties in the Israeli settlements and any other locations in which substantial evidence exists that business practices support activities which contravene principled US positions and commitments."

The Proposal stands in contrast to the cited decision in *The AES Corp.* (January 9, 2007), in which a shareholder proposed that the company create a board committee to oversee the company's compliance with federal, state and local laws. The difference is that the current proposal is not concerned with legal compliance, but rather activities above and beyond legal compliance that are focused on a significant policy issue.

While the Proposal clearly points to unlawful activity by the Israeli government, it does not allege that the company is itself engaging in illegal activity. Rather, the focus of the proposal is on advocating a company policy that effectively respects human rights. Respecting human rights is not just abstaining from performing unlawful acts oneself; it is also abstaining from legitimizing wrongful acts by others that cause harm to human rights. At the very least, we would expect the company to refrain from any actions that would imply or assert legitimacy of acts the United States itself does not recognize as lawful or legitimate.

2. The Company's reputational stake associated with its businesses in the occupied territories creates a clear nexus and also confirms that the issue is "otherwise significantly related" to the company's business for purposes of Rule 14a-8(i)(5).

Responses regarding the Company's nexus to the significant policy issue as necessary for the policy issued to be transcendent under Rule 14a-8(i)(7), and on the company's assertion that less than 5% of the Company's business occurs in the West Bank (Rule 14a-8(i)(5)), hinge on the clear and present threats to the company's reputation associated with its business transactions in the settlements. For purposes of Rule 14a-8(i)(7), it is necessary to show a sufficient relationship between the company's business activities and the policy issue. For purposes of Rule 14a-8(i)(5) the company cannot effectively assert exclusion when the issue is "otherwise significantly related" to the business because its reputation is significantly on the line, even though the assets or income involved represent less than 5%.

The company notes in its letter that it is "one of the world's leading franchisors of real estate brokerage services…..Today, the RE/MAX brand operates in more countries than any other real estate brokerage brand in the world." Thus, its reputation worldwide is significant in sustaining this brand.

The parent company's relationship with its franchisees is on an ongoing basis. According to RE/MAX LLC's website, franchise fees include an initial fee of between $20,000 and $35,000 in large markets, as well as 1 percent of revenue and a flat monthly fee per associate, although it is unclear if this applies to RE/MAX Israel given the arrangement indicated in the letter to Code Pink. "Frequently Asked Questions," RE/MAX . Nevertheless, RE/MAX LLC is earning some amount of revenue, either directly or through RE/MAX Europe from RE/MAX Israel, making it a financial beneficiary of sales and rentals in unlawful settlements. [7]

The official website for RE/MAX, available worldwide, advertises or lists housing units for sale or lease in Israeli settlements in the occupied West Bank, including East Jerusalem. RE/MAX is responsible for the content of its website, including its worldwide property search database that is maintained and publicly available in the United States. As of January 12, 2016, this database included listings for 55 properties located in Israeli settlements in the occupied West Bank and 31 properties located in Israeli settlements in occupied East Jerusalem. The advertisements or listings provided on RE/MAX's website can easily mislead customers by portraying the properties in question as being located in "Israel" when in fact they are located outside the borders of the State of Israel recognized by the United States and international community. The advertisements or listings

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[7] http://www.remax-franchise.com/fs/home/general_content/faqs;
http://www.franchisedirect.com/realestatefranchises/remax-franchise-07067/ufoc/ (see "transaction fee")

contain no indication that the properties are located in territory occupied by Israel since June 1967, or that property rights created or modified under the laws of the State of Israel in occupied territory may not be recognized by third countries, including the United States.

The Israeli government has unlawfully extended Israeli domestic legal and administrative jurisdiction into occupied territory, including East Jerusalem, the unilateral annexation of which remains unrecognized by any other state, including the United States. Israel's designation of the status of the land on which the settlements are established and the legal basis for their construction, sale or lease are similarly not recognized by the United States or international community. The United Kingdom is one of a number of countries that has issued a government advisory on this matter, warning that "Financial transactions, investments, purchases, procurements as well as other economic activities… in Israeli settlements or benefiting Israeli settlements, entail legal and economic risks stemming from the fact that the Israeli settlements, according to international law, are built on occupied land and are not recognized as a legitimate part of Israel's territory. This may result in disputed titles to the land, water, mineral or other natural resources which might be the subject of purchase or investment."

The franchisee activities in the occupied territories have raised the franchising company's public profile and pose a growing reputational risk to the Company.

The Company has been publicly profiled as profiting from doing business in the occupied territories. For instance, an article in Salon[8] that principally covered criticism of Airbnb for renting in the settlements also noted:

> "International real estate giant RE/MAX, which is headquarted in Colorado, also profits off of illegal settlements. More than 20 agents for its franchise RE/MAX Israel sell millions of U.S. dollars worth of illegal properties in the West Bank. RE/MAX Israel agents often list settlements on their websites as their areas of specialty, without making any indication that these territories are considered illegal under international law."

As noted above, RE/MAX activities have been the subject of a detailed case study by the international nongovernmental organization Human Rights Watch, enclosed in Appendix B. Codepink, a women-led grassroots organization that supports human rights initiatives, launched a Boycott/REMAX campaign in December 2015. The organization reported that

> "Last month the Israeli government announced yet another horrific settlement project that includes the construction of 1,000 new homes in East Jerusalem, expanding the government's continued disregard for international law. ….We found that Colorado-based RE/MAX International, through its contract with RE/MAX Israel, is facilitating and profiting from the sale of homes in settlements.

---

8 http://www.salon.com/2016/01/13/profiting_from_colonization_airbnb_rents_illegal_israeli_settlements_on_occupied_palestinian_land_remax_sells_it/

> Outraged, we launched our Boycott RE/MAX: No Open House on Stolen Land campaign on November 29th in honor of the International Day of Solidarity with the Palestinian People....from Nov.29th - Dec.5th activists from around the world went into their local communities to spread awareness about the Israeli occupation and condemn RE/MAX's complicity in Israel's crimes. CODEPINK's national campaign facilitated over 20 actions in cities nationwide. Local grassroots organizations and activists descended upon their local RE/MAX offices to deliver our national petition with over 3,000 signatures and to protest RE/MAX's unethical practices.
>
> The organization partnered with others including "Students, grandparents, bloggers, authors, and members of organizations like CODEPINK, Jewish Voice for Peace, Students for Justice in Palestine, and the US Campaign to End the Israeli Occupation. For example, California, North Bay CODEPINK activists made an impact as they met with RE/MAX employees at their local office in Petaluma, CA to discuss RE/MAX's role in Israel's illegal settlements. They delivered the national campaign's petition directly to the offices staff and demanded the office pressure RE/MAX International to cease operations in the West Bank. In the Bay Area converged to protest at their local RE/MAX Office in San Francisco, CA. Canines and humans alike protested at their local RE/MAX Destiny in Boston at Jamaica Plain and Davis Square with folks from CODEPINK, Jewish Voice for Peace Boston and Grassroots International. In Washington D.C. CODEPINK organizers were joined by Former UN Special Rapporteur on Palestine and author of UN Report condemning RE/MAX, Richard Falk. Falk spoke of the importance of the BDS movement and targeting RE/MAX in particular for their complicity in Israel's egregious violations of human rights.

Together, this set of facts demonstrates that the Company's reputation is clearly at risk as it has become a high profile target for activities by more than one international human rights organization.

3. The proposal is "otherwise significantly related" to the company for purposes of Rule 14a-8(i)(5)

The proposal may not be excluded under Rule 14a-8(i)(5) because, despite relating to transactions that comprise less than 5% of the company's total revenues, its subject matter is "otherwise related" to the Company. Numerous SEC staff precedents have defined circumstances where a proposal may be "otherwise significantly related to the issuer's business." Where a significant enough reputational issue exists that even if the issue related to less than .05% of a company's business, it can be a significant enough reputational issue that the resolution should be allowed to appear on the proxy. *Lovenheim v. Iriquois Brands, Ltd.*, 618 F. Supp. 554, 561 and note 16 (D.D.C. 1985) (proposal related to mistreatment of animals and procedure of force feeding geese was not excludable under Rule 14a-8(i)(5)).

In *Motorola Inc.* (Feb. 21, 1995), the proponent requested that the board establish a policy prohibiting the sale of products or provision of services to any settlement, including people residing in those settlements, located in the Israeli-occupied territories. The Staff stated that the "operations which account for less than five percent tests under 14a-8((i))(5) and the policy issue raised by the proposal, Israeli settlements in Occupied Territories, is not otherwise significantly related to the Company's business." The proponents in that case presented no rebuttal of the argument regarding Rule 14a-8(i)(5) -- no evidence of a significant relationship to the Company's business. In contrast in the present instance, the company is a high profile target of human rights campaigners. Protesters have disrupted operations at numerous sites, and have called for a boycott. Therefore the issue IS otherwise significantly related to the Company's business.

4. The Proposal is not excludable under Rule 14a-8(i)(3) as being false or misleading.

The Company also asserts that the proposal is vague in requesting an assessment by the ad hoc committee of business practices that contravene "principled US positions and commitments". The Proposal refers to general positions of the international community, including the United States. The Company asserts the Proposal fails to provide a specific description of the substantive provisions and standards that the Company should reference to determine "principled positions and commitments."

First of all, it is evident that the " principled positions and commitments" associated with the settlements in the occupied territories are well articulated within the proposal. The meaning of that phrase is clear enough from the whereas clauses of the proposal which state that "the international community, including the United States, maintains that the transfer of part of an occupying power's population into occupied territories and measures effecting their settlement in those territories are absolutely prohibited under international law... and maintains that occupying powers, including the State of Israel, do not possess the sovereign powers to create, modify or destroy property rights in territories they have occupied in the course of an international armed conflict." Further information regarding principled positions of the United States toward settlement by territories is readily available in news coverage of the issue, such that neither the Company nor shareholders would have difficulty determining the meaning of the "principled US positions and commitments." See also additional articulations of US policy, Appendix C.

The fact that the Proposal allows the company discretion to identify other instances where its activities may contravene "principled US positions and commitments" is not vague, because it is very clear reading the proposal in its entirety what types of such activities are a central concern. Given the very clear context and discussion of the issues in the settlements, and the clarity of the principled positions stated in the proposal, it is clear that the proposal would apply in other analogous contexts, i.e., where the US has an articulated policy position regarding activities in that area.

CONCLUSION

Based on the foregoing, we believe it is clear that the Company has provided no basis for the conclusion that the Proposal is excludable from the 2016 proxy statement pursuant to Rule 14a-8. As such, we respectfully request that the Staff inform the company that it is denying the no action letter request. If you have any questions, please contact me at 413 549-7333 or sanfordlewis@strategiccounsel.net.

Sincerely,
/S/
Sanford Lewis

Cc: Gavin B. Grover
Samuel Jones

Appendix A: Text of the Proposal

WHEREAS, RE/MAX advertises and lists housing units offered for sale or lease in Israeli settlements in the territories occupied by Israel since 1967;

WHEREAS, the international community, including the United States, maintains that the transfer of part of an occupying power's population into occupied territories and measures effecting their settlement in those territories are absolutely prohibited under international law;

WHEREAS, the international community, including the United States, maintains that occupying powers, including the State of Israel, do not possess the sovereign powers to create, modify or destroy property rights in territories they have occupied in the course of an international armed conflict;

WHEREAS, RE/MAX's advertisement or listing in the United States of properties for sale or lease in Israeli settlements established in the territories occupied by Israel since 1967 is predicated on the purported validity of the creation, modification or destruction of property rights by Israel's military or civilian authorities in those occupied territories;

WHEREAS, this Company practice aligns the Company's activities with, and seeks to derive commercial benefit from, situations created by Israel's transfer and settlement of parts of its population into those territories, notwithstanding the fact that the competent US authorities have declared those situations (i.e., the "Israeli settlements") to be "illegitimate;"

WHEREAS, the Company appears to have no policy or procedure in place to detect and evaluate the consequences of this or other instances in which Company practice may be aligned to practices of countries that are contrary to principled US positions and commitments in conformity with international law;

RESOLVED:

Shareholders request that the Board form an ad hoc committee to reassess and report to shareholders on criteria, above and beyond legal compliance, for the Company's practice of advertising and leasing properties in the Israeli settlements and any other locations in which substantial evidence exists that business practices support activities which contravene principled US positions and commitments.

SUPPORTING STATEMENT

In light of the global scope of RE/MAX's real estate activities, we believe Company practices relating to the occupied territories are indicative of an overall weakness in the Company's governance practices.

While the Company may not itself be violating any statutory or international laws in doing business in the territories, we imagine that as a matter of social responsibility and reputation protection as well as respect for human rights, RE/MAX would not wish to maintain a standard of corporate practice that clearly falls short of the principled positions and commitments of the United States.

Please vote your proxy FOR these concerns.

APPENDIX B

EXCERPTS FROM
HUMAN RIGHTS WATCH REPORT



HUMAN
RIGHTS
WATCH

OCCUPATION, INC.

How Settlement Businesses Contribute to Israel's Violations of Palestinian Rights

> Israel] from Tel Aviv. A four-room home in Ariel that two years ago cost no more than 800,000 to 900,000 shekels [US $200,000 to $225,000], today costs 1.05 million [$262,500].[163]

Israel designated Ariel as a National Priority Area A, further reducing developers' cost due to generous subsidies for the cost of construction.

The bank is financing a number of additional large-scale construction projects in settlements, according to publicly available documents. It is financing at least 247 apartments or private houses, a commercial center and a park in the settlement of Ma'aleh Adumim, as well as 38 apartments in Pisgat Ze'ev and 273 in Har Homa.[164] The media widely reported on the planned expansion of Givat Hamatos and Har Homa settlements, due to the sensitivity of the area for a viable two-state solution.[165] The bank's website offers apartments for "pre-sale" in the settlements of Har Homa, Givat HaMatos, Modi'in Illit, and Pisgat Ze'ev East, which likely indicates that it is financing their construction.[166] It also operates 18 ATMs and 23 service stations in settlements.[167]

Case Study: Settlement Real Estate

As in housing markets everywhere, real estate agencies play an active role marketing and selling properties in settlements. In the case of settlements, they are marketing properties located on land obtained in violation of the laws of occupation to potential buyers whom international humanitarian law prohibits from being transferred there. This report examines, as an illustrative example, the case of one such real estate company: RE/MAX, a Colorado-based international real estate brokerage franchise. RE/MAX operates in more than 95 countries and claims to have the largest real estate business volume in the world. It also has a franchise in Israel, the country's largest real estate brokerage network,

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[163] Ibid.

[164] Human Rights Watch compiled these figures using publicly available data. Ayalon Projects provided consulting services to all but one of the projects, which it advertises on its website. The source for a project to build 32 new units (as well as renovate an existing 80-unit building) in Har Homa is HaTomer 6, "About the Initiative" (accessed August 13, 2015).

[165] See e.g. Barak Ravid, "EU Seeks Talks with Israel Over 'Red Lines' in West Bank," *Haaretz*, October 22, 2014, http://www.haaretz.com/news/diplomacy-defense/1.622099 (accessed January 6, 2016).

[166] "New Construction Projects," bank site name withheld (accessed July 2, 2015).

[167] Bank name withheld, *Annual Corporate Social Responsibility Report*, 2012 -2103, p. 21.

according to its website; the franchise encompasses some 100 branches.[168] One of those branches is located in the settlement of Ma'aleh Adumim, and several other branches offer properties for sale or rent in settlements.[169] The number of homes that RE/MAX offers for sale or rent in settlements varies; in November 2015, for example, it listed 80 properties in 18 settlements on its Israeli website.[170] These listings included 12 properties in Ariel, at a total value of more than 13 million shekels ($3.25 million).[171]


RE/MAX
רי/מקס טרנד
03-9090011

RE/MAX Trend, a branch of a Colorado-based real estate franchise located in the Israeli town of Rosh Ha'Ayin, sells and rents homes in the settlement of Ariel. RE/MAX also has a branch in the settlement of Ma'aleh Adumim. © 2015 Private

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[168] RE/MAX Israel, "Join Us," http://www.remax-israel.com/Real-Estate-Broker.aspx (accessed August 13, 2015).

[169] RE/MAX ISrael, "RE/MAX Atid," http://www.remax-israel.com/OfficeProfile.aspx?OfficeID=83181 (accessed August 13, 2015).

[170] The list was compiled by searching for properties in every city listed under "Advanced Settings," http://www.remax-israel.com/AdvancedListingSearch.aspx (accessed November 28, 2015). The website offered properties for sale or rent in the following settlements: Giv'at Zev; Nili; Geva Binyamin/Adam; Beitar Illit; Kokhav Ya'akov; Kfar Adumim; Ma'aleh Adumim; Alfei Menashe; Ariel; Har Homa; Har Gilo; Gilo; Pisgat Zev; Old City; Ramot; Ma'alot Dafna; French Hill; and Ramat Eshkol.

[171] Calculations based on 12 properties listed for sale with price advertised, http://www.remax-israel.com/PublicListingList.aspx?SearchKey=3AB2587765DE4480AA49D61253ABD38E#mode=list&cr=2&r=149&p=1509&c=190338&cur=NIS&la=All&sb=MostRecent&page=1&sc=5&sid=5727c1a8-5d8e-4c0e-8728-f2619380cea9 (accessed November 28, 2015).

Ma'aleh Adumim and Ariel, like all settlements, are built on land that Israel confiscated and currently uses in violation of international humanitarian law. Like Ariel, which is discussed in detail above, the Israeli government established Ma'aleh Adumim on land that the military seized claiming it's for military use, although the land was immediately used for civilian purposes. Israel first established the settlement as a residence for employees of Mishor Adumim, an industrial zone established in 1974.[172] Israel took most of the land now occupied by Ma'aleh Adumim by military order in 1975 and 1979, but it extended the settlement's municipal boundaries in the 1980s and 1990s, in each case leading to the evacuation of Bedouins living around Ma'aleh Adumim.[173] Thousands of Bedouins living in the area, who relocated from southern Israel in the 1950s, remain at risk of expulsion, and Israel has demolished several of their homes and property.[174]

By advertising, selling and renting homes in settlements, both the Israeli franchise of RE/MAX and RE/MAX LLC, the owner of the global franchise network, facilitate and benefit from the transfer of Israeli civilians into occupied territory and the associated human rights abuses, contravening their rights responsibilities.

Israel also effectively bars Palestinians in the West Bank from buying or renting in settlements, even in cases where Israel confiscated their land to build a settlement. A military order prohibits non-Israelis from entering settlements without a permit, thereby requiring Palestinians in the West Bank to obtain a permit to work there.[175] Palestinians with Israeli citizenship or residency are legally allowed to live in settlements, but, according to the most recent census, only 400 live in West Bank settlements and slightly more live in settlements in East Jerusalem.[176] Until 2008, Palestinians living in East

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172 B'Tselem, *Acting the Landlord: Israel's Policy in Area C, the West Bank*, June 2013, p. 44. http://www.btselem.org/sites/default/files2/201306_area_c_report_eng.pdf (accessed December 1, 2015).

173 Ibid.

174 B'Tselem, "Area C: Thousands of Palestinians in Area C Face Threat of Expulsion from Their Homes," October 22, 2013, http://www.btselem.org/area_c/expulsions_of_communities (accessed July 2, 2015).

175 Military Order Concerning Security Directives (Judea and Samaria) (No.378) 1970. Due to land and water shortages, some Palestinians lease agricultural land from settlements, even though it violates this order. See Amira Hass, "West Bank Water Shortage Forcing Palestinians to Lease Land from Settlers," *Haaretz*, August 2, 2013.

176 Central Bureau of Statistics, "Localities and Population, By Population Group, District, Sub-District and Natural Region, *Statistical Abstract of Israel 2014*. http://www1.cbs.gov.il/reader/shnaton/templ_shnaton_e.html?num_tab=st02_17&CYear=2014 (accessed December 1, 2015).Dan Williams, "Leave or Let Live? Arabs Move in to Jewish Settlements," *Haaretz*, December 7, 2014, http://www.haaretz.com/news/features/1.630419 (accessed December 1, 2015).

Jerusalem, who, after Israel unilaterally annexed the territory in 1967, became residents of Jerusalem, but not citizens of Israel, needed special approval to buy property in settlements; the regulation has since been amended.[177]

Given the character of settlements as almost exclusively Jewish and the rules that effectively bar Palestinian residents of the West Bank from living there, agents selling property there effectively contribute to discrimination against Palestinians. The World Zionist Organization's Settlement Division, a body funded entirely by the Israeli government and under the direct control of the Prime Minister's office, established and controls most settlements, with the stated purpose of "establishing and strengthening Jewish settlement in the country's periphery through strengthening the hold on state lands given to it by the government."[178]

The RE/MAX Israel website, which is entirely in English and Hebrew, does not list any Arabic-speaking agents in Jerusalem or Ma'aleh Adumim, the area where most of its settlement properties are concentrated. Human Rights Watch spoke with one RE/MAX agent who has two properties listed in a settlement in East Jerusalem. "I don't buy from or sell to Arabs. It's not racism, I just prefer not to deal with [them]," he said.[179] He said he doesn't know whether this violates any RE/MAX policies, and added: "I just share the profits with them; we're like partners. They can't make me sell to anyone."

Neither RE/MAX Israel nor RE/MAX LLC responded to a letter from Human Rights Watch sharing our preliminary findings and requesting further information. However, in a press release responding to a campaign by Code Pink, an anti-settlement advocacy group that criticized RE/MAX's sales in occupied territory, the company's headquarters clarified that it sold the franchise rights for Europe, which included Israel, in 1995.[180] RE/MAX Europe then

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[177] Israeli law prohibits the Israel Land Authority (ILA), which constitutes 93 percent of the land in Israel, from selling land; homebuyers lease the underlying land on long-term contracts from the state. Israeli citizens and residents, and non-citizen Jews automatically qualify for such leases, but non-Jewish foreigners need special approval. Prior to ILA Council Decision 1148, issued on March 8, 2008, Palestinian residents of Jerusalem also needed special approval, http://www.mmi.gov.il/TashtiotCom/MMIMismachim/GetMismach.asp?SubName=GetMismachByMezahe&Sivug=138&TziburiPrati=9&machoz=0&Mezahe=1148 (accessed January 6, 2016). This amendment was incorporated into law in March 2011.

[178] "About the Division," World Zionist Organization Settlement Division, http://www.hityashvut.org.il/PageCat.asp?id=16 (accessed July 2, 2015).

[179] Human Rights Watch phone interview with agent in RE/MAX Vision branch, March 27, 2015.

[180] "RE/MAX LLC Statement on Franchise Operations in the West Bank," November 14, 2014, on file with Human Rights Watch.

sold the rights to use the RE/MAX brand the same year to the current owner of RE/MAX Israel, Bernard Raskin.[181] As a result, RE/MAX headquarters claimed it "has no contractual agreement with RE/MAX Israel."

However, RE/MAX retains control over any franchisee operating under the RE/MAX brand. According to regulatory files submitted to the US Securities and Exchange Commission, RE/MAX Holdings, the publicly traded parent company of RE/MAX LLC, retains ultimate control over franchisees' license to use its brand, trademark, promotional and operating materials, and concepts.[182] RE/MAX Holdings has the right to reacquire a franchise and to resell or operate it if it fails to perform under the franchise agreement.[183] Given such influence, the UN Guiding Principles would oblige RE/MAX to use it to conduct human rights due diligence throughout its supply chain, including by examining the activities of its franchises regardless of whether it has a broader contractual relationship with them.

RE/MAX LLC's influence over and responsibility for RE/MAX Israel is also reflected in its response to Code Pink. In that letter, RE/MAX LLC said that it "understands the serious nature of the controversy surrounding real estate operations in the West Bank and has been working to find a resolution that is acceptable to all parties." It is not clear how the resolution it proposes in the letter, placing the West Bank within the master franchise for the country of Jordan, would address the problems identified in this report, but it nevertheless demonstrates its influence over its franchisees.

Moreover, RE/MAX LLC receives financial benefits from RE/MAX Israel's sale of properties in settlements. According to its SEC filings, RE/MAX LLC "generates revenue from continuing franchise fees, annual dues, broker fees, franchise sales and other franchise revenue and brokerage revenue."[184] Human Rights Watch calculated that the total value of the real estate offered for sale in settlements on their website on November 28, 2015 was around 145 million shekels ($36.25 million).[185] Presumably, RE/MAX will not sell all of

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181 Ibid.

182 RE/MAX Holdings, Inc., 10-K filed with the Securities and Exchange Commission, December 13, 2014.

183 Ibid.

184 Ibid.

185 Human Rights Watch calculated this figure based on the offerings advertised on RE/MAX's website on that day. See footnote 170.

these listings, but these listings capture only one moment in time and new settlement listings are regularly added to its website. It is unclear what amount of revenue from these sales and rentals, or from broker or other fees from the RE/MAX branch located in the settlement of Ma'aleh Adumim, are realized by RE/MAX LLC, and the company did not respond to Human Rights Watch's request for this information.[186]

The UN Special Rapporteur on the Situation of Human Rights in Palestinian Territories Occupied Since 1967 came to a similar conclusion in a report he presented to the United Nations General Assembly in 2013 assessing the responsibilities of businesses operating in the occupied territory under international law. The report concluded that RE/MAX International (which appears to refer to RE/MAX LLC) provides "international brand name affiliation and recognition, start-up training, ongoing training, technological resources, and advertising and marketing" to the Israeli franchise; profited from such sales; and generally, "has constant interaction [with] and influence over its franchises."[187] As such, he found that RE/MAX International and RE/MAX Israel are "directly contributing to" violations of international humanitarian law and adverse human rights impacts, and they should therefore cease selling or renting properties in the occupied territories. If RE/MAX LLC was not previously aware of their franchise's settlement activity, the report put it on notice, bolstering its responsibility to take action.

Land Confiscation

The history of Ariel's establishment and expansion demonstrates how Israel's settlement policies go hand-in-hand with its policies of confiscating Palestinian land and restricting Palestinians' freedom of movement, including farmers' ability to freely access their land. Since expansion would be difficult without companies that finance, construct, rent and sell the real estate, in Human Rights Watch's view, companies involved in building new homes

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[186] According to RE/MAX LLC's website, franchise fees include an initial fee of between $20,000 and $35,000 in large markets, as well as 1 percent of revenue and a flat monthly fee per associate, although it is unclear if this applies to RE/MAX Israel given the arrangement indicated in the letter to Code Pink. "Frequently Asked Questions," RE/MAX, http://www.remax-franchise.com/fs/home/general_content/faqs (accessed July 2, 2015). Nevertheless, RE/MAX LLC is earning some amount of revenue, either directly or through RE/MAX Europe from RE/MAX Israel, making it a financial beneficiary of sales and rentals in unlawful settlements.

[187] Report of the Special Rapporteur on the situation of human rights in the Palestinian territories occupied since 1967, UN Doc. No. A/68/376 (September 10, 2013), paras. 50-51.

Annex XV: Re/Max Letter to Code Pink

From: RE/MAX Newsroom ‹newsroom@remax.com›

Date: Fri, Nov 14, 2014 at 4:17 PM

Subject: RE/MAX LLC Statement on Franchise Operations in the West Bank

RE/MAX LLC Statement on Franchise Operations in the West Bank

(Denver, CO - November 14, 2014) RE/MAX LLC understands the serious nature of the controversy surrounding real estate operations in the West Bank and has been working to find a resolution that is acceptable to all parties. To better understand the situation, it is important to know how the RE/MAX organization is structured.

As a franchise organization, each RE/MAX office is independently owned and operated. Additionally, RE/MAX is proud to offer its franchisees great autonomy in the operation of their businesses. In 1995, RE/MAX LLC sold the franchise rights for Europe, which included Israel. RE/MAX Europe then sold the rights to use the RE/MAX brand to the current owner of RE/MAX Israel. As a result, RE/MAX LLC has no contractual agreement with RE/MAX Israel.

However, a few years ago it came to our attention that four offices using the RE/MAX brand were located in the West Bank. One was found to be illegally using the protected RE/MAX marks, and legal action was taken against that office. Another office has been closed, and one was moved from the West Bank to another location elsewhere in Jerusalem. At this time, there is only one RE/MAX office remaining in the West Bank, and RE/MAX LLC is exploring possible options for this office.

Earlier this year, RE/MAX LLC considered placing the West Bank within the master franchise for the country of Jordan, and for several months has been actively searching for investors to purchase that combined region. It is hoped that an announcement can be made soon regarding this development.

It is important to note that a UN Report on the Palestinian territories distributed in 2013 contained factual errors about the RE/MAX organization. The authors of this report never consulted RE/MAX LLC during their research process to verify any information about RE/MAX.

RE/MAX LLC has long recognized the concerns that have been raised about a presence in the West Bank, and has taken specific actions to remedy the situation. RE/MAX LLC continues to work toward an equitable solution and remains committed to policies that are respectful of the rights of all individuals.

Annex X: Letter from Human Rights Watch to RE/MAX Holdings, Inc.

April 21, 2015

David Liniger
Chief Executive Officer, Chairman of the Board and Co-Founder
RE/MAX Holdings, Inc.
[redacted]

Dear Mr. Liniger,

We write to request information in connection with research that Human Rights Watch has carried out with regard to businesses engaged in activities related to Israeli settlements in the West Bank, which we plan to publish in the coming months.

Human Rights Watch is an independent, non-governmental organization that monitors and reports on human rights in 90 countries around the world.

Our research indicates that RE/MAX Israel operates a franchise in an Israeli settlement in the West Bank, that this and other franchises offer properties for sale or rent in Israeli settlements, and that RE/MAX international receives fees from the sales of settlement properties. We are writing to seek your response to several questions, set out below. We would appreciate it if you could provide us with a reply by May 20, 2015 so that we can reflect your views in our forthcoming report.

According to RE/MAX Israel's website, there is a RE/MAX franchise in the Israeli settlement of Ma'aleh Adumim, in the West Bank, an area that has been under Israeli military occupation since 1967. In addition, several RE/MAX franchises located inside Israel offer properties for sale or rent in Israeli settlements in the West bank. These properties, and the RE/MAX office in Ma'aleh Adumim, are located on land appropriated by Israel in apparent violation of international humanitarian law, which only permits an occupying power to appropriate property it occupies for military purposes or for the benefit of the occupied people.[407]

Palestinian residents of the West Bank are also effectively barred from purchasing properties offered by RE/MAX in Israeli settlements.[408] RE/MAX Israel, which lists these properties on its website in Hebrew, but not in Arabic, clearly markets them to Israeli civilians. By assisting Israelis to relocate to Israeli settlements, RE/MAX may be facilitating the transfer by an occupying power of "its own civilian population into the territory it occupies" in violation of international law.[409]

We understand too that RE/MAX International directly benefits from sales and rentals in Israeli settlements by collecting royalties and other fees on those sales and rentals.

On September 10, 2013, the UN Special Rapporteur on the situation of human rights in Palestinian territories occupied since 1967 presented findings in which he concluded that the activities of RE/MAX International and its Israeli franchise in settlements contravened RE/MAX International's responsibility to respect international humanitarian and human rights law.

The United Nations Guiding Principles on Business and Human Rights Companies articulate companies' responsibility to protect and respect human rights. Under the Guiding Principles, companies have a responsibility to "avoid causing or contributing to adverse human rights impacts through their own activities," as well as "seek to prevent or mitigate adverse human rights impacts that are directly linked to their operations, products or services by their business relationships, even if they have not contributed to those impacts." Companies are expected to undertake adequate due diligence "in order to

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[407] See Hague Regulations of 1907, article 55. An occupying power may only confiscate private property if "absolutely necessary" for military operations. See ibid, article 46; Fourth Geneva Convention, article 53. See also, Yorem Dinstein, *The International Law of Belligerent Occupation* (Cambridge: Cambridge Univ. Press, 2009), pp. 224-27.

[408] Virtually all East Jerusalem settlements are on land belonging to the Israel Land Authority, which requires special approval for homebuyers who are not residents or citizens of Israel or Jewish. Military Order Concerning Security Directives (Judea and Samaria) (No.378) 1970 prohibits non-Israelis from entering settlements without a permit, effectively requiring Palestinian residents of the West Bank to obtain a permit permitting them to live there.

[409] Fourth Geneva Convention, Article 49.6.

identify, prevent, mitigate and account for how they address their adverse human rights impacts."[410]

Based on those considerations, we would appreciate receiving your responses to the following questions:

1. How many properties in Israeli settlements in the West Bank, including in East Jerusalem, have RE/MAX agents contracted for sale or rent in the past 12 months (up to the end of March 2015)?
2. How much revenue did RE/MAX Israel and RE/MAX International, respectively, collect from such sales or rentals during that time period?
3. Has RE/MAX International taken any steps following the publication of UN Special Rapporteur's report on September 10, 2013, or at any other time, to prohibit its franchises from operating or offering properties in Israeli settlements? If so, please give details of these.
4. Does RE/MAX International have a company-wide policy prohibiting its franchise operators or agents from engaging in discrimination against potential clients on the basis of religion, ethnicity, or national origin?
    a. If so, what policies are in place, if any, for ensuring agents comply with corporate rules prohibiting discrimination?
    b. If so, does the policy address sales and rentals in communities with discriminatory restrictions on potential residents?
    c. Has RE/MAX sold or rented any properties in settlements in the West Bank or East Jerusalem to Arabs? How many in the past 12 months?
5. Does RE/MAX International have a human rights or corporate social responsibility policy? If so, please provide us with relevant details.

We would welcome receiving any additional information or comments that you are able to provide.

We would also welcome an opportunity to discuss these issues with you or other representatives of your company. If you would like to arrange such a discussion, please contact our colleagues Sarkis Balkhian ([redacted]@hrw.org) or Darcy Milburn ([redacted]@hrw.org).

---

[410] Ibid., para. 17.

Thank you for your kind assistance in this matter.

Sincerely,

Sarah Leah Whitson
Executive Director
Middle East and North Africa Division
Human Rights Watch

Chris Albin-Lackey
Acting Director
Business and Human Rights Division
Human Rights Watch

Appendix C :

Selected indications of US positions and commitments on the non-recognition of Israeli sovereignty over the territories occupied since 1967 consistent with international law

US law and practice indicates that the territorial scope of the US-Israel Free Trade Agreement (FTA) of 1985 is limited to the territory of Israel as recognized by the US and international community, in addition to certain special US-designated Qualifying Industrial Zones (QIZ) that incorporate bordering industrial zones in Jordan and Egypt. In 1995, President Clinton recognized the West Bank and Gaza Strip as eligible for beneficiary status under the Generalized System of Preferences (GSP); that same year, Israel was graduated from GSP beneficiary status due to the developed nature of its economy. A year later, President Clinton conferred duty-free treatment on the West Bank and Gaza Strip, meaning that the tariff treatment for products from these territories would be equivalent to that of products eligible for preferential treatment under the Israel FTA. Thus, West Bank Israeli settlement products are eligible for duty-free treatment under the 1996 Proclamation, but not for preferences under the Israel FTA.

The US also included explicit territorial limitations in legislation providing for loan guarantees to Israel. The Foreign Operations, Export Financing, and Related Programs Appropriations Act of 1993 contained the following provision: *"Guarantees may be issued under this section only to support activities in the geographic areas which were subject to the administration of the Government of Israel before June 5, 1967."* The 2003 Emergency Wartime Supplemental Appropriations Act similarly stated: *"...Provided further, That guarantees may be issued under this section only to support activities in the geographic areas which were subject to the administration of the Government of Israel before June 5, 1967..."*

In a legally binding exchange of letters pursuant to the 1972 Agreement establishing the US-Israel Binational Science Foundation, the US explicitly required Israel to agree to a strict territorial limitation: *"Cooperative projects sponsored by the Foundation may not be conducted in geographic areas which came under the administration of the Government of Israel after June 5, 1967 and may not relate to subjects primarily pertinent to such areas."* This provision has been consistently upheld, and is reflected in the eligibility rules currently displayed on the BSF website. Under the BSF Agreement, projects may only take place between American and Israeli participants within the territories of the US and Israel. Projects in third countries are not supported according to BSF rules.

The State Department consistently classifies the status of the Palestinian territories and the Golan Heights as occupied in its human rights and other reports. The Overseas Private Investment Corporation (OPIC) has separate designations for Israel and the occupied Palestinian territories on the list of countries where it is authorized to operate. Syria is not listed as a country where OPIC is authorized to operate, and OPIC does not finance projects in the Israeli-occupied Golan Heights. [US State Dept: *"OPIC is involved in several small projects in Israel and also finances projects sponsored by U.S. investors in Israel, but not in the Golan Heights."*]

MORRISON | FOERSTER

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TELEPHONE: 415.268.7000
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WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SACRAMENTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

January 4, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: RE/MAX Holdings, Inc.
Shareholder Proposal of Heartland Initiative, Inc.

Ladies and Gentlemen:

We submit this letter on behalf of our client RE/MAX Holdings, Inc., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff of the Division of Corporation Finance (the ***"Staff"***) of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Heartland Initiative, Inc. (the ***"Proponent"***), from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the ***"2016 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal, the cover letters submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Gavin Grover of Morrison

& Foerster LLP, counsel to the Company, at ggrover@mofo.com, and to Samuel B. Jones, the President and Co-Founder of the Proponent, at sam@heartland-initiative.org.

I. SUMMARY OF THE PROPOSAL

On November 21, 2015, the Company received a letter from the Proponent submitting the Proposal for inclusion in the Company's 2016 Proxy Materials. The recitals to the Proposal state as follows: (i) "RE/MAX advertises and lists housing units offered for sale or lease in Israeli settlements in the territories occupied in Israel since 1967"; (ii) "the international community, including the United States, maintains that the transfer of part of an occupying power's population into occupied territories and measures effecting their settlement in those territories are absolutely prohibited under international law"; (iii) "the international community, including the United States, maintains that occupying powers, including the State of Israel, do not possess the sovereign powers to create, modify or destroy property rights in territories they have occupied in the course of an international armed conflict"; (iv) "RE/MAX's advertisement or listing in the United States of properties for sale or lease in Israeli settlements established in the territories occupied by Israel since 1967 is predicated on the purported validity of the creation, modification or destruction of property rights by Israel's military or civilian authorities in those occupied territories"; (v) "the Company practice aligns the Company's activities with, and seeks to derive commercial benefit from, situations created by Israel's transfer and settlement of parts of its population into those territories, notwithstanding the fact that the competent US authorities have declared those situations (i.e., the 'Israeli settlements') to be 'illegitimate'"; and (vi) "the Company appears to have no policy or procedure in place to detect and evaluate the consequences of this or other instances in which Company practice may be aligned to practices of countries that are contrary to principled US positions and commitments in conformity with international law."

The resolution set forth in the Proposal requests that the Company's Board of Directors form an "ad hoc committee…to reassess and report to shareholders on criteria, above and beyond legal compliance, for the Company's practice of advertising and leasing properties in the Israeli settlements and any other locations in which substantial evidence exists that business practices support activities which contravene principled US positions and commitments."

The Proposal is followed by a three-paragraph Supporting Statement pursuant to which the Proponent states that it "believes Company practices relating to the occupied territories are indicative of an overall weakness in the Company's governance practices." The Supporting Statement states that "[w]hile the Company may not itself be violating any statutory or international laws in doing business in the territories, we imagine that as a matter of social responsibility and reputation protection as well as respect for human rights, RE/MAX would not wish to maintain a standard of corporate practice that clearly falls short of the principled positions and commitments of the United States."

II. COMPANY BACKGROUND

The Company is one of the world's leading franchisors of real estate brokerage services. The Company's franchisees operate under the RE/MAX brand name. The RE/MAX brand is built on the strength of its global franchise network. Today, the RE/MAX brand operates in more countries than any other real estate brokerage brand in the world.

As a franchise organization, each RE/MAX office is independently owned and operated. Furthermore, outside the United States and Canada, RE/MAX franchises are granted by regional sub-franchisors who are also owned and operated independently of the Company. In particular, the RE/MAX sub-franchisor in Israel and RE/MAX franchisees in Israel are independent of the Company.

III. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2016 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations;

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading; and

- Rule 14a-8(i)(5), as the Proposal is in respect of transactions that comprise less than 5% of the Company's total revenues.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

Decisions relating to the types of transactions the Proposal attempts to address are part of the central function of the Company's day-to-day operations. Accordingly, the Proposal relates to the Company's ordinary business operations and, as such, may be omitted from the 2016 Proxy Materials.

1. The Proposal relates to the Company's choices regarding the location of its operations

The Proposal seeks to address the Company's day-to-day business in the "occupied territories." The Staff has consistently allowed companies to exclude under Rule 14a-8(i)(7) proposals that seek to influence or direct the countries, regions or other geographic areas in which a company will do business or conduct its operations. In *Sempra Energy* (Jan. 12, 2012), the Staff permitted exclusion of a proposal requesting that the board conduct an annual independent oversight review of the company's management of political, legal and financial risks posed by its operations in "any country that may pose an elevated risk of corrupt practices." *See also Allstate Corporation* (Feb. 19, 2002) (allowing exclusion of a proposal requesting that the company cease operations in Mississippi because of "out of control litigation" in the state).

The Proponent states that "[w]hile the Company itself may not be violating any statutory or international laws in doing business in the territories," the Proposal seeks to impose obligations on the Company based solely on the Proponent's personal opinions with regard to the referenced territories. Outside the United States and Canada, the Company is in the business of selling the rights to franchise the RE/MAX brand to independent sub-franchisors. Whether the Company sells sub-franchisor rights in a particular area, and whether RE/MAX regional sub-franchisors sell office-level franchise rights in a particular location and where RE/MAX franchises do business, are fundamental determinations to be made in running the Company and, as such, are the types of decisions discussed by the Commission that are properly reserved for the management of the Company.

Under the Staff's consistent analysis regarding the application of Rule 14a-8(i)(7) to proposals attempting to influence the location of a company's business, the Proposal may be properly omitted from the Company's 2016 Proxy Materials in reliance on Rule 14a-8(i)(7), as it focuses on the ordinary business decision of where a company should engage in business.

2. The Proposal relates to the Company's advertising decisions

The Proposal seeks to influence the Company's "advertisement or listing in the United States of properties for sale or lease in Israeli settlements" by compelling the Company to reassess such practices and report to shareholders on "criteria, above and beyond legal compliance, for the Company's practice of advertising and leasing properties" in the referenced territories. Accordingly, the Proposal seeks to impact the manner in which the Company advertises properties listed by RE/MAX franchises, and the manner in which RE/MAX franchises may advertise properties that they list.

The Staff has consistently allowed companies to rely on Rule 14a-8(i)(7) to exclude proposals that relate to the manner in which companies advertise their products or services. *See FedEx Corp.* (Jul. 21, 2015), in which the Staff concurred in the omission of a proposal, in reliance on Rule 14a-8(i)(7), that requested that the company distance itself from the Washington D.C. NFL team name, as the proposal related to the manner in which FedEx advertises its products and services.

3. The Proposal concerns legal compliance, which is a matter of ordinary business.

The recitals to the Proposal, as well as the "resolved" clause and Supporting Statement, question whether the Company's practices are consistent with U.S. and international law. The Staff has frequently expressed the view that compliance with law is a matter of ordinary business and, as such, has concurred in the omission of proposals relating to the fundamental business function of establishing and maintaining legal compliance programs. For example, in *JPMorgan Chase & Co.* (Mar. 13, 2014), a shareholder proposal requested that the board prepare a policy review evaluating opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. The company expressed the view that fiduciary obligations, legal obligations, and "standards for directors' and officers' conduct and company oversight"—sought by the proposal—were governed by state law, federal law, and New York Stock Exchange Listing Standards. The Staff concurred with the Company's omission of the proposal, noting that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)."

Further, in *The AES Corp.* (January 9, 2007), a shareholder proposed that the company create a board committee to oversee the company's compliance with federal, state and local laws. As the company was in the highly regulated energy industry, the company argued that compliance with law is fundamental to its business and, therefore, it was impractical to subject legal compliance to shareholder oversight. The Staff concurred with the Company's omission of the proposal, noting that the proposal related to "ordinary business operations (i.e., general conduct of a legal compliance program)".

The above views of the Staff are directly applicable to the Proposal, which seeks to compel the Company to establish an ad hoc committee, not only to assess the Company's business practices in light of U.S. and international law, but also to establish criteria to govern such practices.

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials.

Staff Legal Bulletin No. 14B (Sep. 15, 2004) states that reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, but one such instance is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Philadelphia Electric Company* (Jul. 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

The Proposal provides that the assessment by the ad hoc committee is triggered when business practices that support activities that contravene "principled US positions and commitments" occur. However, it is not clear to which positions or commitments the Proponent refers. The Proposal refers to general positions of the international community, including the United States, but the Proposal fails to provide a specific description of the substantive provisions and standards that the Company should reference to determine these principled positions and commitments.

The Staff has concurred with the exclusion of proposals in similar circumstances. In *Amphenol Corp.* (Mar. 28, 2014), the proponent requested that the board take the steps necessary to adopt a bylaw that, prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. In concurring with the company that the proposal may be omitted in reliance on Rule 14-8(i)(3), the Staff noted that "the proposal does not sufficiently explain when the requested bylaw would apply."

The Staff has also consistently concurred in the exclusion of shareholder proposals that, like the Proposal, define a material element of the proposal by reference to an external source – in the case of the Proposal, the vaguely described "US positions and commitments". The Staff recently reiterated its historical concern regarding proposals that are understandable only by reference to material outside of the proposal and supporting statement. In particular, in Staff Legal Bulletin No. 14G, the Staff stated: "If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under rule 14a-8(i)(3) as vague and indefinite." *See* Staff Legal Bulletin No. 14G (Oct. 16, 2012). In the case of the Proposal, it is impossible to determine when the Proposal would be applicable without either a further explanation of the "principled US positions and commitments" upon which the Proposal is based or a further discussion of the specific sources evidencing "principled US positions and commitments."

D. The Proposal May be Omitted in Reliance on Rule 14a-8(i)(5), as it is in respect of transactions that comprise less than 5% of the Company's total revenues

The Proposal also may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(5) because it is in respect of transactions that comprise less than 5% of the Company's total revenues.

The Company's principal geographic areas are separated into three groups: the United States, Canada and Outside U.S. and Canada. The Company disclosed in its Form 10-K for the year ended December 31, 2014 that total revenues for the "Outside U.S. and Canada" geographic area constituted 5% of total revenues (and 0% of long-lived assets and 0.249% of total assets). Revenues generated by the Company related to the operation of the RE/MAX brand in Israel accounted for only 1.9% of the 5% of total revenues for the "Outside U.S. and Canada" geographic area, or 0.1% of the Company's total revenues for all geographic areas. The Proposal, moreover, relates only to "properties in the Israeli settlements" in the West Bank, revenues from which would constitute only a small percentage of revenue related to the operation of the RE/MAX brand in Israel. Accordingly, the Company's revenue generated from Israel constitutes significantly less than 5% of the Company's total revenues.

The Staff has concurred with the exclusion of proposals in analogous circumstances. In *Motorola Inc.* (Feb. 21, 1995), the proponent requested that the board establish a policy prohibiting the sale of products of provision of services to any settlement, including people residing in those settlements, located in the Palestinian occupied territories in Israel. In its concurring reply, the Staff stated, ". . . the staff notes your representation that the amounts of revenue, earnings and assets attributable to the operations of the Company in the Occupied Territories, relate to operations which account for less than five percent tests under 14a-8((i))(5) and the policy issue raised by the proposal, Israeli settlements in Occupied Territories, is not otherwise significantly related to the Company's business."

As discussed above, the Proposal relates to transactions that comprise significantly less than 5% of the Company's total revenues. The Company therefore believes it may properly exclude the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(5).

IV. CONCLUSION

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(7), as it deals with matters relating to the company's ordinary business operations, Rule 14a-8(i)(3), as it is materially false and misleading, and Rule 14a-8(i)(5), as it is in respect of transaction that comprise less than 5% of the Company's total revenues.

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2016 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (415) 268-7113.

Sincerely,

Gavin B. Grover

Gavin B. Grover
Morrison & Foerster LLP

Attachments

cc: Adam L. Scoville, RE/MAX Holdings, Inc.
Mark Rohr, RE/MAX Holdings, Inc.
Mr. Samuel B. Jones

Exhibit A

HEARTLAND INITIATIVE

November 16, 2015

RE/MAX, LLC.
5075 S. Syracuse Street
Denver, CO 80237
Attention: Corporate Secretary

To Whom It May Concern:

Heartland Initiative, Inc. ("Heartland") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, Heartland has held the securities continuously for at least one year, and Heartland intends to continue to own the requisite shares in the Company through the date of the 2016 annual meeting of shareholders.

We are notifying you in a timely manner that Heartland is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

We are filing the enclosed requesting that the RE/MAX Board form an ad hoc committee to reassess and report to shareholders on criteria, above and beyond legal compliance, for the Company's practice of advertising and leasing properties in the Israeli settlements and any other locations in which substantial evidence exists that business practices support activities which contravene principled U.S. positions and commitments. A representative will attend the annual meeting to move the resolution as required by SEC rules.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Samuel B. Jones
President and Co-founder
Heartland Initiative, Inc.

HEARTLAND INITIATIVE

WHEREAS, RE/MAX advertises and lists housing units offered for sale or lease in Israeli settlements in the territories occupied by Israel since 1967;

WHEREAS, the international community, including the United States, maintains that the transfer of part of an occupying power's population into occupied territories and measures effecting their settlement in those territories are absolutely prohibited under international law;

WHEREAS, the international community, including the United States, maintains that occupying powers, including the State of Israel, do not possess the sovereign powers to create, modify or destroy property rights in territories they have occupied in the course of an international armed conflict;

WHEREAS, RE/MAX's advertisement or listing in the United States of properties for sale or lease in Israeli settlements established in the territories occupied by Israel since 1967 is predicated on the purported validity of the creation, modification or destruction of property rights by Israel's military or civilian authorities in those occupied territories;

WHEREAS, this Company practice aligns the Company's activities with, and seeks to derive commercial benefit from, situations created by Israel's transfer and settlement of parts of its population into those territories, notwithstanding the fact that the competent US authorities have declared those situations (i.e., the "Israeli settlements") to be "illegitimate;"

WHEREAS, the Company appears to have no policy or procedure in place to detect and evaluate the consequences of this or other instances in which Company practice may be aligned to practices of countries that are contrary to principled US positions and commitments in conformity with international law;

RESOLVED:
Shareholders request that the Board form an ad hoc committee to reassess and report to shareholders on criteria, above and beyond legal compliance, for the Company's practice of advertising and leasing properties in the Israeli settlements and any other locations in which substantial evidence exists that business practices support activities which contravene principled US positions and commitments.

SUPPORTING STATEMENT

In light of the global scope of RE/MAX's real estate activities, we believe Company practices relating to the occupied territories are indicative of an overall weakness in the Company's governance practices.

While the Company may not itself be violating any statutory or international laws in doing business in the territories, we imagine that as a matter of social responsibility and reputation protection as well as respect for human rights, RE/MAX would not wish to maintain a standard of corporate practice that clearly falls short of the principled positions and commitments of the United States.

Please vote your proxy FOR these concerns.

Nobody sells more real estate than RE/MAX®

December 3, 2015

VIA OVERNIGHT DELIVERY

Samuel B. Jones
Heartland Initiative, Inc.
174 Carroll St. SE
Atlanta, GA 30312

Re: Shareholder Proposal

Dear Mr. Jones:

On November 21, 2015, RE/MAX Holdings, Inc. (referred to herein as "we" or "the Company") received your letter, addressed to "RE/MAX, LLC.", requesting that a proposal (the "Proposal") submitted by you (the "Proponent") be included in the proxy materials for the Company's 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting"). This submission is governed by Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting shareholder proposals to the Company. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in your letter, our records, and regulatory materials, we are unable to conclude that the Proponent's submission meets the requirements of Rule 14a-8. The Proposal contains a procedural deficiency, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the deficiency described below is remedied in the proper time frame, the Company will exclude the Proposal from its proxy materials for the 2016 Annual Meeting.

Ownership Verification

Rule 14a-8(b) provides that to be eligible to submit a shareholder proposal, each shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1 percent, of the Company's securities entitled to vote on the proposal at the meeting for at least one year as of the date the shareholder submits the proposal. According to the records of our transfer agent, Broadridge Corporate Issuer Solutions, the Proponent does not appear to be a registered shareholder. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you can submit sufficient proof of the Proponent's ownership of the Company's securities. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of the Company's securities for at least one year. For this purpose, the SEC Staff considers the date that a proposal was submitted to be the date the proposal was postmarked or transmitted electronically, which, in the case of the Proposal, was November 20, 2015.

- If the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of the Company's securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent has continuously held the required number of shares for the one-year period.

In order to help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011 and Staff Legal Bulletin 14G in October 2012. We have included a copy of Staff Legal Bulletin 14F and Staff Legal Bulletin 14G with this letter for your reference. In Staff Legal Bulletin 14F and Staff Legal Bulletin 14G, the SEC Staff clarified that, for purposes of SEC Rule 14a-8(b)(2)(i), only brokers or banks that are Depository Trust Company (DTC) participants or affiliates of DTC participants will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. As a result, you will need to obtain the required written statement from the DTC participant or an affiliate of the DTC participant through which the Proponent's shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the DTC participant or an affiliate of the DTC participant knows the holdings of the Proponent's broker or bank, but does not know the Proponent's individual holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities was held continuously by the Proponent for at least one year – with one statement from the broker or bank confirming the Proponent's ownership, and the other statement from the DTC participant or an affiliate of the DTC participant confirming the broker's or bank's ownership.

In Staff Legal Bulletin 14G, the SEC Staff also clarified that, in situations where a shareholder holds securities through a securities intermediary that is not a broker or bank, a shareholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

In order for the Proponent to be eligible as a proponent of this proposal, Rule 14a-8(f) requires that your response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. Alternatively, you may transmit any response by e-mail to ascoville@remax.com.

Once we receive your response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for the 2016 Annual Meeting. The Company reserves its rights with respect to this proposal.

If you have any questions with respect to the foregoing, please contact me at ascoville@remax.com.

Sincerely,

Adam Lindquist Scoville
Vice President, General Counsel, and Secretary
RE/MAX Holdings, Inc.

Enclosures: Rule 14a-8
Staff Legal Bulletin 14F
Staff Legal Bulletin 14G

cc: Mark Rohr, Esq., RE/MAX Holdings, Inc.
Gavin B. Grover, Esq., Morrison & Foerster LLP
John M. Rafferty, Esq., Morrison & Foerster LLP

150464

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of December 1, 2015

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign

law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In The Hain Celestial Group, Inc. (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, Hain Celestial has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow Hain Celestial.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date before the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] See Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. See Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] See Exchange Act Rule 17Ad-8.

[6] See Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] See KBR Inc. v. Chevedden, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); Apache Corp. v. Chevedden, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] Techne Corp. (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. See Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, additional proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow Layne Christensen Co. (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] See, e.g., Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14. (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)

(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date before the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

From: Samuel Jones COPYRIGHTED MATERIAL OMITTED
Sent: Monday, December 07, 2015 1:18 PM
To: Rohr, Mark
Cc: Scoville, Adam; Ashley Gaillard; Richard Stazinski
Subject: Re: RE/MAX Shareholder Proposal

Dear Mr. Rohr and Mr. Scoville,

I received your response to Heartland Initiative's shareholder proposal to be included in the proxy materials for RE/MAX's 2016 Annual Meeting of Shareholders.

In order to address the procedural deficiency ("sufficient proof of the Proponent's ownership") outlined in your letter, please see attached a scanned copy of a letter from Charles Schwab indicating that Heartland Initiative has held over $2,000 worth of shares for over one year.

We will be sending a hard copy of this letter via FedEx as well, and look forward to discussing the proposal with you further.

All my best,

Sam Jones
President and Co-founder
Heartland Initiative, Inc.
Ph: 404-323-7809
Email: sam@heartland-initiative.org
COPYRIGHTED MATERIAL OMITTED

On Thu, Dec 3, 2015 at 8:01 PM, Rohr, Mark <mrohr@remax.com> wrote:

Mr. Jones,

Attached please find a letter from Adam Scoville, Vice President, General Counsel and Secretary of RE/MAX Holdings, Inc. regarding the shareholder proposal you submitted. We sent a copy of the letter to you via FedEx, so you should receive that tomorrow morning.

-Mark

Mark Rohr

Corporate Counsel
RE/MAX, LLC
5075 S. Syracuse St., Denver, CO 80237

303-224-5452 | mrohr@remax.com

charles SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

December 3, 2015

Re/Max Hldgs Inc.
Attn: Corporate Secretary
5075 South Syracuse Street
Denver, CO 80237

To Whom It May Concern,

Charles Schwab & Company, Inc. is custodian for Heartland Initiative, Inc. with Capital Investment Advisors as the Investment Advisor for this portfolio.

We are writing to verify that Heartland Initiative, Inc. owns 124 shares of Re/Max Hldgs Inc. (Security No. /CUSIP: 75524W-10-8). We confirm that as of 12/03/2015 Heartland Initiative, Inc. has beneficial ownership of at least $2,000 in market value of the voting securities of Re/Max Hldgs Inc. and that such beneficial ownership has existed for one or more years.

- Trade Date: 11/05/2014
- Settle Date: 11/10/2014

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 1-877-315-8300.

Sincerely,

Natalie M. Montijo

Natalie Montijo
Relationship Specialist
Charles Schwab & Co., Inc.

12/4/15